Filed Pursuant to Rules 163 and 433

Registration No. 333-179722

February 27, 2012

IPG Photonics Corporation Launches Public Offering of Shares

Oxford, MA. — February 27, 2012

IPG Photonics Corporation (Nasdaq Global Market: IPGP) (“IPG” or the “Company”) today announced that it has commenced a public offering of up to 3,000,000 shares of its common stock, consisting of 2,800,000 shares to be sold by the Company and up to 200,000 shares to be sold by the Company’s chairman and chief executive officer, Dr. Valentin P. Gapontsev. The Company intends to grant to the underwriters a 30-day option to purchase up to an additional 450,000 shares of the Company’s common stock.

The Company plans to use the net proceeds of the offering for general corporate purposes and to fund capital expenditures and working capital requirements. The Company may also use some of the net proceeds for acquisitions of complementary businesses and technologies, although no such acquisitions are currently pending.

BofA Merrill Lynch will be the sole bookrunning manager for this offering and Needham & Company, LLC and Stifel Nicolaus Weisel will act as co-managers.

An automatic shelf registration statement relating to the securities to be offered in this offering was filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2012. The offering of these securities will be made pursuant to a prospectus supplement to the prospectus contained in the shelf registration statement, which prospectus supplement will be filed with the SEC. The prospectus and prospectus supplement will be available at no charge on the SEC’s Web site at www.sec.gov. When available, copies of the prospectus and prospectus supplement also may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or by emailing a request to dg.prospectus_requests@baml.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About IPG Photonics Corporation

IPG Photonics Corporation is the leading developer and manufacturer of a broad line of high-performance fiber lasers, fiber amplifiers and diode lasers that are used in numerous applications in diverse end markets. IPG has its headquarters in Oxford, Massachusetts, and has additional plants and offices throughout the world. For more information, please visit www.ipgphotonics.com.

Contact:

Tim Mammen Chief Financial Officer IPG Photonics Corporation (508) 373-1100	David Calusdian Executive Vice President Sharon Merrill (617) 542-5300

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The issuer may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus after filing if you request it by calling toll-free 1-877-980-1550.